

June 22, 2010

Werner Funk
President and Secretary
Omnitek Engineering Corp.
1945 S. Rancho Santa Fe Road
San Marcos, CA 92078

> **Re:** **Omnitek Engineering Corp.**
> **Amendment No. 1 to Form 10-12G**
> **Filed June 4, 2010**
> **File No. 000-53955**

Dear Mr. Funk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

Explanatory Note, page ii

1. We note your response to our prior comment 2. Please revise the first sentence of the second paragraph of this section to add the word "statement" after "Upon effectiveness of this registration."

Description of Business, page 1
Business Development, page 1

2. We note your response to our prior comment 4. Please revise the first sentence of the third paragraph of this section to remove the implication that your stock is currently trading on the OTCQX. Please similarly revise the first sentence of the

risk factor entitled "Trading and Limited Market" on page 14 and please delete the risk factor entitled "OTCQX Requirements" on page 16.

Business of Issuer, page 2

3. Please provide us with support that your product results in reduced emissions.

4. You indicate that you have developed a system to convert a diesel engine into a natural gas engine at a fraction of the cost. Please quantify what the cost of conversion versus the cost of a new engine.

5. Please revise this section to remove all marketing language or provide us with support for those statements. Some examples include:

   - "Omnitek offers a total system approach" on page 2;
   - "Omnitek has developed a superior technology that allows the tuning of an irrigation engine to Lamba 1.6, which as a result reduced exhaust emissions substantially" on page 2;
   - "Our conversion kits allows the conversion for rich-burn to lean-burn which results in an efficiency improvement of up to 25% and extremely low emissions…" on page 2;
   - "The Company has no direct competitor" on page 2;
   - "All diesel engines are candidates for our conversion technology, which makes for a very large potential customer base" on page 3;
   - "of which the high-pressure natural gas filter is the top seller" on page 3;
   - "The Company presently markets its products worldwide…" on page 3; and
   - "Therefore customers in countries that have their own supply of natural gas see a shorter return on their investment of converting the diesel engine to natural gas and are therefore more likely to convert to natural gas" on page 3.

Principal Products or Services, page 2

6. Please briefly explain who installs the conversions kits that a customer purchases. Is it your company?

7. Please revise the fourth paragraph of this section to state that you believe there are many engines there are in the central Valley of California that are not meeting emission standards and need to be replaced or converted and how many irrigation pumps constitute the "substantial number" you expect to convert to lean-burn. Please balance your disclosure to indicate that there is no guarantee that your company will convert these engines.

8. We note your response to our prior comments 7 and 8. Please advise how the fact that less than 20 million commercial vehicles are produced each year and a heavy

duty diesel engine has an estimated life span of 29 years results in engines in the "hundreds of millions" which can be converted from diesel to natural gas. Alternatively, please delete this paragraph. To the extent your document continues to discuss the total amount engines that can be converted using your product, please balance the disclosure to clarify that there is no guarantee on the amount of customers, if any, that will purchase your product to do such a conversion.

Markets, page 3

9. We note your response to our prior comment 11. Please revise the second sentence of the first paragraph of this section to state how many conversion kits you have sold that are currently being used to convert heavy-duty engines in these countries, to the extent practicable. Additionally, please revise the last sentence of this first paragraph to state how many natural gas engines are operating on the roads of Thailand, China and Peru, to the extent practicable.

10. We note your response to our prior comment 12. Please revise your disclosure to state whether you have any agreements in place to develop a specific engine for a customer and how often you receive such requests from customers.

11. Additionally, please provide support for the statement "[d]ue to the overwhelming demand for our conversion kits, we only need to expend limited resources at this time to generate new business." Alternatively, please delete this statement.

12. Moreover, please revise your disclosure to state if you have any current plans to sell conversion kits in the North American Market. If you do, please provide an estimate of how much financing you would need to certify the conversion kits to U.S. EPA standards and how you anticipate obtaining the funds for such certification.

13. Finally, please revise your risk factors section so that the risks discussed in this section are consistent with the fact that you have no current plans to implement future plans or products.

Distribution Methods of the Products or Services, page 4

14. We note your response to our prior comment 11. Please advise whether you have any agreements in place with any distributors other than Omnitek Stationary, Inc. In this regard, we note your disclosure on page 7 regarding agreements with Omnitek Peru and Omnitek Thailand and the second and fourth risk factors in the Risk Factor section. If so, please file such agreements as an exhibit to your registration statement. If not, please advise.

Status of any publicly announced new product or service, page 4

15. Please advise whether you have an agreement in place with Tata Motors or any other vehicle manufactures to utilize your compressed natural gas filter. If so, please file such agreements as an exhibit to your registration statement. If not, please revise the first paragraph of this section to clarify that you do not have any agreements in place to see your compressed natural gas filter.

Risk Factors, page 10
Dependence Upon Key Personnel, page 13

16. We note your response to our prior comment 20. Please file your employment agreements with Mr. Funk and Ms. Quigley to the extent required pursuant to Item 601(b)(10). Additionally, please revise your disclosure to clarify what is meant by "when and if we obtain the resources to do so, and Mr. Funk remains insurable" with respect to obtaining "key-man" life insurance.

Upon effectiveness we become subject to the periodic reporting requirements, page 15

17. We note your response to our prior comment 17. Please revise this risk factor to provide an estimate of the costs to you in becoming a public company in order to help investors better evaluate the impact of these costs on your company.

Financial Information, page 17
Management's Discussion and Analysis of Financial Condition, page 17

18. We note your response to our prior comment 22. Please revise your disclosure to clarify what is meant by the "business sector." Additionally, please revise the last sentence of the first paragraph of this section to state that the safe harbor provisions of the federal securities laws do not apply to any forward-looking statements contained in this registration statement.

Results of Operations, page 17

19. We note your response to prior comment 23. Your discussion of the changes in your results of operations is still vague, therefore, we reissue portions of our previous comment. Please significantly expand your discussion to provide information that enhances an investor's understanding of the results of your operations. Discuss the specific factors causing changes in sales, cost of sales, and operating expenses for the periods presented and quantify these items, as practicable.

Market Price of and Dividends on the Registrant's Common Equity, page 28

20. Please revise this section to provide the high and low bid prices for the first quarter of 2010.

Financial Statements

21. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X. In this regard, please specifically furnish your interim unaudited March 31, 2010 financial statements which is within 135 days of the effectiveness date (June 26, 2010) for this Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: George G. Chachas
        Chachas Law Group P.C.
        Fax: (619) 239-2990